SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number__________


                           NOTIFICATION OF LATE FILING


(Check One):

[_] Form 10-K   [_] Form 11-K   [_] Form 20-F   [X] Form 10-Q    [_] Form N-SAR

          For Period Ended:          December 31, 2001
                            ---------------------------------------------------

[_]  Transition Report on Form 10-K        [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F        [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K


For the Transition Period Ended:_______________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant       VALENCE TECHNOLOGY INC.
                        -------------------------------------------------------

Former name if applicable
                          -----------------------------------------------------

Address of principal executive office (Street and number)

                             6504 BRIDGEPOINT PARKWAY, SUITE 415
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City, state and zip code     AUSTIN, TEXAS  78730
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)  The  accountant's  statement  or other  exhibit  required by Rule
           12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                 The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Form 10-Q by February 14, 2002, the required filing date, without unreasonable effort and expense.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        KEVIN MISCHNICK                       512       527-2900
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              (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     For the third quarter, the company reported a net loss of $42.2 million, or $0.93 per basic and diluted share, compared with a net loss of $10.1 million, or $0.22 per basic and diluted share, in the second quarter of fiscal 2002, and a net loss of $10.6 million, or $0.28 per basic and diluted share, in the third quarter of fiscal 2001. This loss includes the impact of a one-time charge for impairment of assets of $31.9 million or $0.70 per basic and diluted share, which represents a write-down of manufacturing equipment in the company's Northern Ireland facility, and a portion of the value of the intellectual property acquired from Telcordia in December 2000, no longer central to the company's new phosphate technology and business strategy. Excluding this charge, the net loss would have been $10.2 million or $0.23 per basic and diluted share.


                        VALENCE TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  FEBRUARY 14, 2002         By      /S/ KEVIN MISCHNICK
    -------------------            ---------------------------------------------
                                Name:   Kevin Mischnick
                                Title:  Vice President of Finance



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